NEWS RELEASE
Kelso Technologies Inc.
(The “Company” or “Kelso”)	March 20, 2014
Unites States: OTCQX: KEOSF
Canada: TSX.V: KLS

BUSINESS DEVELOPMENT ALLIANCE WITH SAFERACK

Vancouver, British Columbia and Downers Grove, Illinois, – The Company reports that it has formed a strategic business and engineering alliance with SafeRack Loading Rack Technologies (“SafeRack”). The goal is to incorporate Kelso’s one-bolt Kelso Klincher® Manway (“KKM”) technology as an integral part of a new generation of high-capacity crude oil loading terminal systems designed and provided by SafeRack. SafeRack is the leading expert in crude oil and liquid natural gas loading terminal engineering, procurement and construction services for the railroad and trucking industry.

Under the arrangement Kelso and SafeRack have successfully developed and tested a fully functional loading arm adaptor that fits both the KKM and older hinged 6 and 8 eye-bolt manways currently in service on tank cars in North America. The adaptor attaches permanently to the existing loading arm apparatus and connects the loading arm to any existing manway in service today. The adaptors are a minimal expense when measured against the substantial capacity gains they will produce hence addressing the concerns of additional capital expenditures required to convert loading terminals that top load HAZMAT.

SafeRack and Kelso are currently educating HAZMAT shippers on the compelling economic advantages and operational benefits for the commercial adoption of the KKM which include:

  Opening, closing and vapor sealing using our KKM one-bolt system takes approximately 5 minutes compared to the industry’s current recommended eye-bolt practice that takes approximately 25 to 35 minutes as documented in AAR Pamphlet 34.

  The KKM can increase daily terminal loading capacity up to 32% increasing revenues of terminal operations that are paid by the volume of oil loaded and shipped.

  The KKM allows more oil production to be shipped from existing facilities improving scheduling and capital expenditure requirements for new terminals.

  The simple operation of our KKM should mean that operational personnel are less likely to cheat on manway sealing operations when fatigued or working in extreme weather conditions reducing the risk of non- accidental releases of hazmat and related regulatory fines.

  The uniform sealing method of our KKM prolongs gasket service life savings thousands of dollars in new gasket costs annually along with associated downtime costs to change out the gasket.

Neil Gambow, Chief Operating Officer for Kelso comments that “We are very pleased to join forces with SafeRack to contribute to the development of the most efficient and productive crude oil loading terminals available in the market today. We look forward to a mutually rewarding relationship with SafeRack over the upcoming years.”

Mr. Robert Hoge, Corporate Accounts Manager for SafeRack states that “SafeRack believes in Kelso’s capabilities and is pleased to be an alliance partner”.

About Kelso Technologies

Kelso is a railroad equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe loading, unloading and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials. The Company is experiencing rapid multi-million dollar revenue growth based on its expanding commercial product catalogue and increased concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted on www.sedar.com.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the Company is experiencing rapid multi-million dollar revenue growth based on its expanding commercial product catalogue. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Telephone: 250-764-3618	Telephone: 604-590-1525	7773 – 118A Street
Email: bond@kelsotech.com	Email: lee@kelsotech.com	North Delta, BC, V4C 6V1
www.kelsotech.com